UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

99.1	Press Release, dated August 12 of Sky-mobi Limited
99.2	Other Event

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Chief Executive Officer

Date: August 15, 2013

3

Exhibit 99.1

August 12, 2013

Sky-mobi Limited Announces Unaudited Financial Results for the Fiscal First Quarter 2014

HANGZHOU, China, Aug. 12, 2013 (GLOBE NEWSWIRE) — Sky-mobi Limited (“Sky-mobi” or the “Company”) (Nasdaq:MOBI), a leading mobile application store in China, today announced unaudited financial results for the fiscal first quarter ended June 30, 2013 (“first quarter 2014”).

First Quarter 2014 Highlights

•

Total revenues decreased 18.3% to RMB125.2 million (US$20.4 million) compared to RMB153.4 million in the fiscal first quarter ended June 30, 2012 (“first quarter 2013”). Revenues from smartphones represented 14.7% of total revenues

•	Gross margin increased to 27.4%, up from 24.2% in first quarter 2013

•	Non-IFRS[1] gross margin increased to 27.4%, up from 24.8% in first quarter 2013

•	Loss from operations decreased to RMB3.8 million (US$0.6 million), compared to loss from operations of RMB9.2 million in first quarter 2013

•	Non-IFRS profit from operations increased to RMB3.3 million (US$0.5 million), compared to non-IFRS loss from operations of RMB0.9 million in first quarter 2013

•	Net loss decreased to RMB0.3 million (US$0.1 million), compared to net loss of RMB5.1 million in first quarter 2013

•	Non-IFRS net profit increased 116.0% to RMB6.8 million (US$1.1 million) from RMB3.1 million in first quarter 2013

•	Basic and diluted loss per common share was RMB0.00 (US$0.00), which represents the equivalent of RMB0.01 (US$0.00) per ADS[2]

•	Non-IFRS basic and diluted earnings per common share (“EPS”) were RMB0.02 (US$0.00), which represents the equivalent of RMB0.12 (US$0.02) per ADS

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We were pleased that our fiscal first quarter 2014 revenues exceeded consensus estimates and the high end of our prior guidance by approximately 8.9% due to stronger than expected growth in our smartphone business. In the first quarter of monetizing our smartphone business, we have already generated over RMB18.5 million in revenues from our smartphone business, or 14.7% of total revenues, demonstrating the strong monetization potential of our large installed user base and utilizing our application store on more economically priced smartphones.”

“This initial success in smartphone monetization was driven by expanding our smartphones penetration through pre-installations with manufacturers, as well as increasing in the number of physical stores where we service phones directly. As a result, our channels are currently contributing 300,000 new users per day, up from 140,000 per day three months ago. We now have over 40 million users of our application store, more than double from last quarter. Our pre-installation channels have become one of our key competitive advantages in growing our smartphone business, which not only provides immediate access to new users through pre-installations, but also continues to serve as a significant barrier-to-entry for our competitors in the low end smartphone segment. We expect continued strong growth in the adoption of low-end smartphones throughout China as users stand to benefit from the transformational capabilities these devices can bring to users.”

Carl Yeung, Chief Financial Officer of Sky-mobi, commented, “We were pleased with our strong top line and bottom line performance as we continue to penetrate the smartphone market. Due to conservative financial controls in addressing the declining feature phone market and prudent resource allocation in developing our smartphone platform, we continued to maintain positive cashflow, growing our cash and deposits for the sixth consecutive quarter to RMB614 million.”

“Although gross margin and Non-IFRS gross margin decreased from previous quarters due to current revenue sharing agreements with our smartphone handset partners, we expect it to recover as we begin to monetize our light game platform and mobile online games in future. Our strategic investments in the smartphone business have progressed solidly and based on our strong initial success, we aim to generate an increasing percentage of revenues from our smartphone platform going forward.”

[1]	Non-IFRS figures exclude share-based compensation expenses. Please see “About Non-IFRS Financial Measures” in this release for more information.
[2]	American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, each of which represents eight common shares of the Company.

Financial Results for First Quarter 2014

Total Revenues

Beginning this quarter, Sky-mobi will provide revenue breakdown in two forms: by handset type and by source. The Company will disclose smartphone revenues in order to better present Sky-mobi’s progress in the smartphone business.

Revenues by handset type are broken down into: “Feature phone revenues” and “Smartphone revenues”.

Revenues by source are broken down into: “Revenues collected from carrier channels”, “Revenues collected from third party channels” and “Other revenues”.

	For the three months ended
	June 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Revenues by handset type:
Feature phone revenues	153,355	106,763	17,396
Smartphone revenues	—	18,454	3,007

Total revenues	153,355	125,217	20,403

	For the three months ended
	June 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Revenues by source:
Revenues collected from carrier channels	112,509	80,655	13,142
Revenues collected from third party channels	33,504	32,469	5,290
Other revenues	7,342	12,093	1,971

Total revenues	153,355	125,217	20,403

Total revenues for first quarter 2014 decreased 18.3% to RMB125.2 million (US$20.4 million) from RMB153.4 million in first quarter 2013. The Company generated RMB18.5 million (US$3.0 million) from its smartphone business, representing 14.7% of the Company’s total revenues in first quarter 2014. The Company expects revenues from its smartphone business to increase in future quarters.

Revenues collected from carrier channels (which principally consist of application store revenues) were RMB80.7 million (US$13.1 million) in first quarter 2014, representing 64.4% of total revenues, decreasing 28.3% from RMB112.5 million in first quarter 2013. The decrease in revenues collected from carrier channels was primarily due to fewer user visits and downloads from the feature phone Maopao application store as a result of the ongoing decline in the feature phone market, partially offset by increased revenue from the Company’s smartphone Maopao application store and a higher monetization rate as a result of direct cooperation with mobile operators. Due to increased user visits and downloads on the Company’s smartphone Maopao application store, in first quarter 2014, the Company’s smartphone Maopao application store contributed approximately RMB17.5 million (US$2.9 million), representing 21.7% of total revenues collected from carrier channels. The Company believes that its smartphone user visits and downloads will increase in future quarters as it continues to expand its user base.

Revenues collected from third party channels, which principally consist of Maopao community revenues, were RMB32.5 million (US$5.3 million), down 3.1% from first quarter 2013 and contributing 25.9% of total revenues in first quarter 2014. Sky-mobi had 7.6 million active members and 479.3 million member log-ins on the Maopao Community during the first quarter 2014, decreasing from 15.9 million active members and 810.3 million member log-ins in the first quarter 2013. Revenues from the Maopao Community slightly decreased due to the decline in the number of active members and log-ins as a result of the shrinking feature phone market, partially offset by higher average revenue per year on the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World”. The Company expects revenue collected from third party channels to contribute a steady percentage of total revenues in future quarters.

Other revenues were RMB12.1 million (US$2.0 million) in first quarter 2014, up from RMB7.3 million in first quarter 2013. The increase was primarily due to the Company’s efforts in developing its promotional services on its Maopao Platforms as well as growth of its application store and related services outside of China. Other revenues consist of commissions from companies for using feature phone and smartphone Maopao Platforms to promote and sell applications (“promotional income”) as well as overseas revenues generated by the Company’s international mobile service providers.

Cost of Revenues and Gross Profit

Total cost of revenues for first quarter 2014 decreased 21.8% to RMB91.0 million (US$14.8 million) compared to RMB116.3 million in first quarter 2013.

Total non-IFRS cost of revenues for first quarter 2014 decreased 21.1% to RMB90.9 million (US$14.8 million) compared to RMB115.3 million in first quarter 2013.

	For the three months ended
	June 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Cost of revenues:
Costs associated with payments to industry participants	103,286	83,290	13,571
Direct costs	13,010	7,680	1,252

Total cost of revenues:	116,296	90,970	14,823

Gross Margin	24.2%	27.4%

Non-IFRS cost of revenues:
Costs associated with payments to industry participants	103,286	83,290	13,571
Direct costs	12,020	7,637	1,245

Total non-IFRS cost of revenues:	115,306	90,927	14,816

Non-IFRS Gross Margin	24.8%	27.4%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focuses on non-IFRS cost of revenues, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Non-IFRS costs associated with payments to industry participants decreased 19.4% to RMB83.3 million (US$13.6 million) in first quarter 2014 compared to RMB103.3 million in first quarter 2013. This decrease was primarily due to reduced channel costs, which were in-line with the decline in revenues collected from those channels, as well as cost savings from dealing directly with the mobile operators.

Non-IFRS direct costs decreased 36.5% to RMB7.6 million (US$1.2 million) in first quarter 2014 compared to RMB12.0 million in first quarter 2013. Non-IFRS direct costs include salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application stores on feature phones and smartphones. The decrease was primarily due to a reduction in overall headcount in the Company’s feature phone market business, consistent with the Company’s strategy to focus on the smartphone market.

Non-IFRS gross profit for first quarter 2014 decreased 9.9% to RMB34.3 million (US$5.6 million) compared to RMB38.0 million in first quarter 2013. Non-IFRS gross margin in first quarter 2014 was 27.4%, up from 24.8% in first quarter 2013, mainly due to the higher contribution of promotional income from the Company’s feature phone and smartphone Maopao platforms, which has a higher profit margin, as well as lower billing and transmission failure rates and cost savings from direct cooperation with China Mobile on the Company’s game platform.

Operating Expenses

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, traveling, entertainment and office related expenses, decreased 17.7% in first quarter 2014 to RMB38.1 million (US$6.2 million) from RMB46.2 million in first quarter 2013, primarily due to the decrease in headcount.

Total non-IFRS operating expenses were RMB31.0 million (US$5.1 million) in first quarter 2014, a decrease of 20.4% from RMB39.0 million in first quarter 2013.

	For the three months ended
	June 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Operating expenses:
Research and development expenses	20,075	11,788	1,921
Sales and marketing expenses	8,930	10,764	1,754
General and administrative expenses	17,270	15,464	2,520
Other income and expense	(60)	39	7

Total operating expenses	46,215	38,055	6,202

Non-IFRS operating expenses:
Research and development expenses	17,758	9,364	1,526
Sales and marketing expenses	8,068	7,815	1,274
General and administrative expenses	13,202	13,789	2,247
Other income and expense	(60)	39	7

Total non-IFRS operating expenses	38,968	31,007	5,054

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

The decrease in operating expenses was primarily due to the reduced overall headcount in connection with the Company’s reorganization which rebalanced headcount between its smart phone and feature phone businesses and reduced resources for the feature phone business due to the shrinking feature phone market. The Company’s employee headcount decreased to 395 as of June 30, 2013 from 597 as of June 30, 2012 as described in the table below.

	As of June 30, 2012	As of March 31, 2013	As of June 30, 2013

Headcount
Operations	117	78	77
Research and development	299	218	139
Sales and marketing	84	111	100
General and administrative	97	82	79

Total Headcount	597	489	395

Net profit and EPS

Net loss in first quarter 2014 decreased to RMB0.3 million (US$0.1 million), compared to net loss of RMB5.1 million in first quarter 2013.

Non-IFRS net profit in first quarter 2014 increased 116.0% to RMB6.8 million (US$1.1 million) from RMB3.1 million in first quarter 2013.

Basic and diluted loss per common share in first quarter 2014 was RMB0.00 (US$0.00), which represent the equivalent of RMB0.01 (US$0.00) per ADS.

Non-IFRS basic and diluted EPS in first quarter 2014 were RMB0.02 (US$0.00), which represent the equivalent of RMB0.12 (US$0.02) per ADS.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for first quarter 2014 were 30,275,080.

Common Shares

Sky-mobi had 252.1 million common shares outstanding as of June 30, 2013, or the equivalent of 31.5 million ADSs outstanding.

Other Operating Data

The following table sets forth total feature phone application store downloads and smart phone application store downloads for the periods indicated:

	For the three months ended
	June 30,
In millions	2012	2013	% change

Feature Phone Application Store
User visits	4,156.9	1,074.7	(74.1)%

Single-user application and content downloads
Single-player games	263.1	113.5	(56.9)%
Other Single-user applications and content titles	500.9	179.5	(64.2)%

Total Single-user application and content downloads	764.0	293.0	(61.6)%

Multiplayer games downloads	47.8	21.6	(54.9)%

Total feature phone application store downloads	811.8	314.6	(61.2)%

For the three months ended
June 30,
In millions	2013

Smartphone Application Store
User visits	673.0

Single-user application and content downloads
Single-player games	46.0
Other Single-user applications and content titles	68.9

Total Single-user application and content downloads	114.9

Multiplayer games downloads	1.3

Total Smartphone application store downloads	116.2

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the dates indicated:

	As of June 30,
In millions	2012	2013	% change

Number of registered members	193.4	259.9	34.4%

	For the three months ended June 30,
In millions	2012	2013	% change

Maopao Community
Number of active members	15.9	7.6	-51.8%
Number of member log-ins	810.3	479.3	-40.8%

Business Outlook

For the fiscal second quarter 2014 ending September 30, 2013, Sky-mobi expects total revenues to be in the range of RMB95 million to RMB105 million.

These are Sky-mobi’s current projections, which are subject to change.

Change of Management

The Company announced today that the Company’s chief financial officer, Mr. Carl Yeung, will be stepping down from his role for personal reasons. Mr. Yeung will serve as a non-executive director of the board, effective immediately. The Company also announced that its board of directors (the “Board”) has initiated a search process for a new chief financial officer. The Board will oversee the search process.

In addition, the Company announced that Mr. Qing Yan will be stepping down from his role as the Company’s chief operating officer, effective immediately. The Board has appointed Mr. Yan as the chief executive officer of Sky Technologies International Limited (“Sky Technologies”), a subsidiary of Sky-mobi, in order to devote his full attention to the development of Sky-mobi’s overseas expansion efforts. Effective immediately, Mr. Zheng Wang will be promoted to Vice President of Operations and will be responsible for oversight of the day-to-day operation of the Company’s business. Mr. Wang has been working at Sky-mobi since 2007. Prior to this appointment, Mr. Wang served as the vice general manager responsible for Company’s revenue generating operations, manager of the internet operations department, director of the portal technology center, general manager of platform center and general manager of the applications store business department. Prior to joining Sky-mobi, Mr. Wang served as a research and development engineer of Hangzhou Eastern Communications Co., Ltd. Mr. Wang received his bachelor’s degree in computer communications from Nanjing University of Posts and Telecommunications in 2001.

“I would like to sincerely thank Carl for his expertise and dedication to Sky-mobi and for establishing strong practice in finance, investor relations and internal controls during his tenure. The board welcomes the addition of Carl as a director to continue to oversee the strong financial practices we have and to provide guidance on Company’s strategies at the board level,” stated Mr. Michael Tao Song. “In addition, we are pleased to promote Qing to the CEO of Sky Technologies who will assume a more focused leadership role in managing our international business development. We are seeing increased user growth of China-manufactured smartphones in global emerging markets, especially in Southeast Asia and South America where we believe our increased focus and the depth of our executive team will strengthen our penetration into these markets.”

Mr. Carl Yeung stated, “I have truly enjoyed my time and experience working as the CFO of Sky-mobi. I am very proud of the substantial progress Sky-mobi has achieved in the smartphone business in the past few quarters as a result of the relentless effort by the entire executive team. I look forward to continuing to serve the Company as a non-executive director and believe its strategic positioning, growth potential and exceptional execution capabilities will continue to build a bright future.”

Conference Call and Webcast

Sky-mobi’s management team will host a conference call today, August 12, 2013, at 8:00 AM EDT, (or 5:00 AM U.S. Pacific Standard Time and 8:00 PM, Beijing/Hong Kong time) to discuss the Company’s financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#23906807

The replay will be accessible through August 19, 2013 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	#23906807

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses and share of results of associates, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the exchange rate at June 28, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating the number of Maopao users, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. A user may make multiple download requests for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘estimates,’’ “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 28, 2013.These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China in terms of the user visits to the Company’s Maopao application store. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended
	June 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	153,355	125,217	20,403
Cost of revenues	(116,296)	(90,970)	(14,823)

Gross profit	37,059	34,247	5,580

Research and development expenses	(20,075)	(11,788)	(1,921)
Sales and marketing expenses	(8,930)	(10,764)	(1,754)
General and administrative expenses	(17,270)	(15,464)	(2,520)
Other income and expense	60	(39)	(7)

Total operating expenses	(46,215)	(38,055)	(6,202)

Loss from operations	(9,156)	(3,808)	(622)

Other gains and losses	4,496	2,845	464
Share of results of associates	(281)	1,456	238

Profit (loss) before tax	(4,941)	493	80
Income tax expenses	(167)	(824)	(134)

Loss for the period	(5,108)	(331)	(54)

Total comprehensive loss for the period	(5,108)	(331)	(54)

Loss and total comprehensive expense attributable to:
- Owners of the Company	(5,099)	(454)	(74)
- Non-controlling interests	(9)	123	20

	(5,108)	(331)	(54)

Loss per common share
Basic	(0.02)	(0.00)	(0.00)
Diluted	(0.02)	(0.00)	(0.00)

Weight average number of ADS
Basic	32,273,852	30,275,080
Diluted	32,273,852	30,275,080

Weight average number of shares
Basic	258,190,818	242,200,638
Diluted	258,190,818	242,200,638

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended
	June 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(116,296)	(90,970)	(14,823)
Less: share-based compensation expenses	990	43	7

Non-IFRS cost of revenues	(115,306)	(90,927)	(14,816)

IFRS gross profit	37,059	34,247	5,580
Add: share-based compensation expenses	990	43	7

Non-IFRS gross profit	38,049	34,290	5,587

Total IFRS operating expenses	(46,215)	(38,055)	(6,202)
Less: share-based compensation expenses	7,247	7,048	1,148

Total non-IFRS operating expenses	(38,968)	(31,007)	(5,054)

IFRS loss from operations	(9,156)	(3,808)	(622)
Add: share-based compensation expenses	8,237	7,091	1,155

Non-IFRS profit (loss) from operations	(919)	3,283	533

IFRS net loss for the period	(5,108)	(331)	(54)
Add: share-based compensation expenses	8,237	7,091	1,155

Non-IFRS net profit for the period	3,129	6,760	1,101

Non-IFRS earnings per common share
Basic	0.01	0.02	0.00
Diluted	0.01	0.02	0.00

Weight average number of shares
Basic	258,190,818	242,200,638
Diluted	258,190,818	242,200,638

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	March 31,	June 30,	June 30,
	2013	2013
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	135,025	107,368	17,494
Term deposits	473,277	507,166	82,635
Trade and other receivables	80,274	81,678	13,308
Amounts due from related parties	523	131	21

Total current assets	689,099	696,343	113,458

Non-current assets
Property and equipment	15,170	12,040	1,962
Investments in associates	22,371	29,326	4,778
Available-for-sale investments	7,167	7,081	1,154
Prepayment for investment	3,000	250	41
Other non-current assets	2,568	3,098	505
Deferred tax assets	1,765	1,765	288

Total non-current assets	52,041	53,560	8,728

Total assets	741,140	749,903	122,186

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	122,119	130,713	21,298
Income tax liabilities	4,787	4,103	669
Amounts due to related parties	4,054	7,644	1,245
Deferred revenue	9,062	8,436	1,375

Total current liabilities	140,022	150,896	24,587

Total liabilities	140,022	150,896	24,587

Equity
Share capital	89	90	15
Share premium	625,651	628,126	102,344
Reserves	172,718	164,647	26,827
Treasury stock	(2)	(4)	(1)
Deficit	(197,826)	(198,280)	(32,306)

Equity attributable to owners of the Company	600,630	594,579	96,879
Non-controlling interests	488	4,428	720

Total equity	601,188	599,007	97,599

Total equity and liabilities	741,140	749,903	122,186

CONTACT:	Sky-mobi Limited

Mr. Carl Yeung, CFO

Phone: + (86) 571-87770978 (China)

Email: investor.relations@sky-mobi.com

ICR Inc

Jeremy Peruski, Senior Vice President

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Exhibit 99.2

Other Event

As previously disclosed in Sky-mobi Limited’s (the “Company”) Form 20-F for the fiscal year ended March 31, 2013, which was filed with the Securities and Exchange Commission on June 28, 2013, Mr. Li Ou has resigned as a director and chief technology officer of the Company to lead an internet company that focuses on mobile games related business, a joint venture formed by the Company and Mr. Ou. Mr. Ou did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.